Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 8, DATED DECEMBER 14, 2016
TO THE PROSPECTUS, DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 4, dated October 5, 2016, Supplement No. 5, dated October 18, 2016, Supplement No. 6, dated November 18, 2016 and Supplement No. 7, dated December 8, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A. To provide an update to the section of the Prospectus titled “Plan of Distribution.”

A. Update to the Section of the Prospectus Titled “Plan of Distribution”

The following updates the section of the Prospectus titled “Plan of Distribution-Underwriting Terms-Front-End Selling Commissions and Discounts (Class A Shares and Class T Shares)” on pages 216-217:

We, our Advisor and our Dealer Manager, which we refer to collectively as the Hines Entities, and Ameriprise previously entered into a selected dealer agreement, which we refer to as the Selected Dealer Agreement, dated as of December 31, 2014, as amended, pursuant to which Ameriprise agreed to act as a participating broker dealer and offer and sell on a best efforts basis our shares of common stock in this offering.

Ameriprise has informed the Hines Entities that it intends to migrate its cost reimbursement-related operations to one of its affiliates, American Enterprise Investment Services Inc., which we refer to as AEIS, starting on January 1, 2017, which we refer to as the Effective Date. After the Effective Date, the services currently provided by Ameriprise will be bifurcated such that Ameriprise will continue to offer and sell shares of our common stock and receive the associated selling commissions and distribution and stockholder servicing fees, and AEIS will perform certain broker dealer services including, but not limited to, distribution, marketing, administration and stockholder servicing support, which we refer to as the Cost Reimbursement Services, which were previously performed by Ameriprise under the Selected Dealer Agreement. Cost Reimbursement Services performed by AEIS will further include product due diligence, training and education, and other support-related functions. As a result of this bifurcation, commencing on the Effective Date, AEIS will be entitled to receive the marketing fees and expense reimbursements to which Ameriprise previously was entitled under the Selected Dealer Agreement. The services provided by and the amount of selling commissions, distribution and stockholder servicing fees, marketing fees and potential expense reimbursements payable to Ameriprise and its affiliates will not change as a result of this bifurcation.

In order to effect this bifurcation, on December 8, 2016, the Hines Entities and Ameriprise further amended the Selected Dealer Agreement and the Hines Entities and AEIS entered into a cost reimbursement agreement, which we refer to as the Cost Reimbursement Agreement.

In addition to the terms described above, the Cost Reimbursement Agreement provides that the Hines Entities, including us, jointly and severally, will indemnify AEIS and each other person, if any, who controls AEIS within the meaning of Section 15 of the Securities Act, and any of their respective officers, directors, employees and agents, to the same extent and on the same terms and conditions that each of the Hines Entities is required, pursuant to the Selected Dealer Agreement, to indemnify Ameriprise. Accordingly, the first paragraph on page 217 of the Prospectus is updated and replaced with the following:

In addition, we, our Advisor and our Dealer Manager, have entered into a selected dealer agreement, as amended, with Ameriprise Financial Services, Inc., which we refer to as Ameriprise, pursuant to which Ameriprise was appointed as a participating broker dealer in this offering. Effective as of January 1, 2017, we, our Dealer Manager, and our Advisor also have entered into a cost reimbursement agreement with American Enterprise Investment Services Inc., which we refer to as AEIS, pursuant to which AEIS will perform certain broker-dealer services including, but not limited to, distribution, marketing, administration and stockholder servicing support, which were previously performed by Ameriprise under the selected dealer agreement. Subject to certain limitations set forth in the selected dealer agreement and the cost reimbursement agreement, we, our Advisor and our Dealer Manager, jointly and severally, agreed to indemnify Ameriprise and AEIS, and each other person, if any who controls Ameriprise or AEIS within the meaning of Section 15 of the Securities Act, and any of their respective officers, directors, employees and agents against certain losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in connection with this offering, certain filings with the SEC or certain other public statements, certain liability associated with failure to qualify for an applicable ERISA exception during a specified time period, or the breach by us, our Advisor or our Dealer Manager or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreements. In addition, Hines separately agreed to provide a limited indemnification to Ameriprise of these matters on a joint and several basis with the other entities and we have agreed to indemnify and reimburse Hines for any amounts Hines is required to pay pursuant to this indemnification. Please see “Conflicts of Interest.”